Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

November 13, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig

Re:       Vivaldi Opportunities Fund, File No.: 811-23255

Dear Ms. DiAngelo Fettig:

The following responds to the comments you provided on October 15, 2018 in connection with your review of the annual report of the Vivaldi Opportunities Fund (the “Fund” or “Registrant”) for the period ended March 31, 2018 on Form N-CSR filed under the Investment Company Act of 1940, as amended.1

1.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, if the Fund invests in securitized instruments such as collateralized loan obligations, also include the series and tranche of each instrument in the Schedule of Investments.

Response: Registrant will include the requested information on any securitized investment it holds in the Schedule of Investments.

2.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, for asset-backed securities, where the effective interest rate is constantly changing based on performance of underlying assets, include the current rate and disclosure about how each investment works (e.g., how payments are made) in the Schedule of Investments, as recommended by the AICPA Expert Panel from its February 20, 2018 meeting.

Response: Registrant will include the following disclosure as a footnote to each variable or floating rate security in the Schedule of Investments: “Variable or floating rate security, upon which the interest rate adjusts periodically based on changes in current interest rates and prepayments on the underlying pool of assets. Rate shown is the rate in effect as of period end.”

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, confirm that each investment listed in the Schedule of Investments is categorized correctly.

Response: Registrant will confirm that each investment listed in the Schedule of Investments is categorized correctly.

4.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, in the Summary of Investments table depicting the investments by security type/sector, include a note describing any categories of investments (e.g., written options) that are excluded from the list.

Response: Registrant will include the requested disclosure if any categories of investments are not included in the security type/sector list.

5.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, in the Statement of Assets and Liabilities, state separately investments in affiliates from non-affiliates in accordance with Rule 6-04 of Regulation S-X.

Response: Registrant will include the requested disclosure if there are investments in both affiliates and non-affiliates as of the last day of the period covered by the report.

6.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, for open forward foreign currency contracts, provide the schedule required by Rule 12-13B of Regulation S-X, to the extent that the forward foreign currency contracts listed in the Statement of Assets and Liabilities are not spot contracts. If any of the open forward foreign currency contracts are spot contracts, please so indicate.

Response: Registrant will include the requested disclosure if there are investments in open forward foreign currency contracts as of the last day of the period covered by the report.

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7.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, in the Statement of Operations, state separately the net increase or decrease during the period in unrealized appreciation or depreciation in value of affiliated issuers from non-affiliated issuers in accordance with Rule 6-07.7(c) of Regulation S-X.

Response: Registrant will include the requested disclosure if there are investments in both affiliated and non-affiliated issuers during the period covered by the report.

8.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, in the Statement of Operations, state separately the income from investments in affiliated and non-affiliated issuers in accordance with Rule 6-07.1 of Regulation S-X.

Response: Registrant will include the requested disclosure if there are investments in both affiliated and non-affiliated issuers during the period covered by the report.

9.	Comment: Beginning with the semi-annual report for the period ended September 30, 2018, include more disclosure in the notes to the financial statements about why the Registrant invested in options during the period covered by the report.

Response: Registrant will include the requested enhanced disclosure.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration.

Any questions concerning these responses may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

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